UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Act of 1934

FOR THE MONTH OF JUNE 2003
INTERIM REPORT FOR THE
THREE MONTHS ENDED JUNE 30, 2003

Commission file number 0 - 9079

REVENUE PROPERTIES COMPANY LIMITED
(Incorporated under the laws of Ontario, Canada)
THE COLONNADE, SUITE 300
131 BLOOR STREET WEST
TORONTO, ONTARIO, CANADA M5S 1R1
Tel: (416) 963-8100    Fax: (416) 963-8512

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

        Form 20-F     X                     Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes                              No     X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

REVENUE PROPERTIES COMPANY LIMITED

“Antony K. Stephens”

July 29, 2003	Antony K. Stephens
President

“Paul Miatello”

July 29, 2003	Paul Miatello
Vice-President, Finance

REVENUE PROPERTIES COMPANY LIMITED
Interim report for the three and six months ended June 30, 2003

INDEX	Page number

Consolidated Balance Sheets -
June 30, 2003 and December 31, 2002	3

Consolidated Statements of Income -
Three and six months ended June 30, 2003 and 2002	4

Consolidated Statements of Deficit -
Six months ended June 30, 2003 and 2002	5

Consolidated Statements of Funds from Continuing Operations -
Three and six months ended June 30, 2003 and 2002	5

Consolidated Statements of Cash Flow-
Three and six months ended June 30, 2003 and 2002	6

Notes to Consolidated Financial Statements	7-10

Report to Shareholders	11

REVENUE PROPERTIES COMPANY LIMITED
CONSOLIDATED BALANCE SHEETS

(in thousands of Canadian dollars)	June 30 2003	December 31 2002

	(unaudited)
ASSETS
Rental properties	$160,900	$161,962
Properties held for development and sale	6,736	6,787
Cash and cash equivalents	37,848	5,700
Portfolio investments (Note 2)	19,306	28,985
Mortgages and advances receivable (Notes 3, 10)	23,493	5,318
Other assets	4,179	4,216

	$252,462	$212,968

LIABILITIES AND SHAREHOLDERS’ EQUITY
Long-term debt (Note 4)	$ 87,873	$ 44,671
Convertible debentures (Note 5)	38,898	44,408
Bank indebtedness	2,932	--
Accounts payable and accrued liabilities	8,283	11,295
Future income tax liability	6,932	5,899

	144,918	106,273
Shareholders’ equity	107,544	106,695

	$252,462	$212,968

The accompanying notes form an integral part of these financial statements.

REVENUE PROPERTIES COMPANY LIMITED
CONSOLIDATED STATEMENTS OF INCOME

	Three months ended June 30		Six months ended June 30

(unaudited, in thousands of Canadian dollars, except per share amounts)	2003	2002	2003	2002

RENTAL OPERATIONS
Revenue	$ 12,715	$ 15,214	$ 25,539	$ 30,970
Property operating expenses	6,188	8,911	12,554	18,627

	6,527	6,303	12,985	12,343

REAL ESTATE SALES
Sales	114	625	114	4,329
Cost of sales	103	605	103	4,182

	11	20	11	147

Other operating (income) expenses:
Interest	2,445	2,290	4,262	5,170
General and administrative	678	1,108	1,538	2,295
Interest and other income	(1,002)	7	(1,585)	(157)
Foreign exchange loss	2,027	2	1,577	273
Depreciation and amortization	1,161	1,641	2,326	3,106

	5,309	5,048	8,118	10,687

OPERATING INCOME	1,229	1,275	4,878	1,803
Reduction of foreign currency translation account	--	--	--	10,520
Gain on sale of rental property	--	23,940	--	23,940
Gain (loss) on redemption and repurchase
of convertible debentures	--	101	--	(992)

INCOME FROM CONTINUING OPERATIONS
BEFORE INCOME TAXES	1,229	25,316	4,878	35,271
Income taxes
Current	108	(394)	631	(322)
Future	230	5,679	1,033	7,827

	338	5,285	1,664	7,505

INCOME FROM CONTINUING OPERATIONS	891	20,031	3,214	27,766
Loss from discontinued operations	--	(834)	--	(533)

NET INCOME	$ 891	$ 19,197	$ 3,214	$ 27,233

Per basic and diluted common share (Notes 6, 7)
Income per common share from continuing operations
Basic	$ 0.00	$ 2.09	$ 0.15	$ 2.85
Diluted	$ 0.00	$ 1.17	$ 0.15	$ 1.61
Income per common share
Basic	$ 0.00	$ 2.00	$ 0.15	$ 2.79
Diluted	$ 0.00	$ 1.13	$ 0.15	$ 1.58
Weighted average number of shares (in thousands)
Basic (Notes 6 and 7)	9,211	9,169	9,197	9,156
Diluted (Notes 6 and 7)	9,224	17,391	9,209	17,914

The accompanying notes form an integral part of these financial statements.

REVENUE PROPERTIES COMPANY LIMITED
CONSOLIDATED STATEMENTS OF DEFICIT

	Six months ended June 30

(unaudited, in thousands of Canadian dollars)	2003	2002

Deficit at beginning of year	$ 146,224	$ 174,981
Net income for the period	(3,214)	(27,233)
Dividends	2,576	2,566
Provision for settlement of convertible debentures	1,870	1,692

Deficit at end of period	$ 147,456	$ 152,006

The accompanying notes form an integral part of these financial statements.

REVENUE PROPERTIES COMPANY LIMITED
CONSOLIDATED STATEMENTS OF FUNDS FROM CONTINUING OPERATIONS

	Three months ended June 30		Six months ended June 30

(unaudited, in thousands of Canadian dollars)	2003	2002	2003	2002

Income from continuing operations	$ 891	$ 20,031	$ 3,214	$ 27,766
Add (deduct) non-cash items:
Depreciation and amortization	1,228	1,709	2,460	3,254
Future income taxes	230	5,679	1,033	7,827
Gain on sale of rental property	--	(23,940)	--	(23,940)
Reduction of foreign currency translation account	--	--	--	(10,520)
Gain (loss) on redemption and repurchase of
convertible debentures	--	(101)	--	992
Other	(539)	4	(826)	15

FUNDS FROM CONTINUING OPERATIONS	$ 1,810	$ 3,382	$ 5,881	$ 5,394

The accompanying notes form an integral part of these financial statements.

REVENUE PROPERTIES COMPANY LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOW

	Three months ended June 30		Six months ended June 30

(unaudited, in thousands of Canadian dollars)	2003	2002	2003	2002

OPERATING ACTIVITIES
Funds from continuing operations	$ 1,810	$ 3,382	$ 5,881	$ 5,394
Re-leasing costs	(436)	(415)	(567)	(571)
Amortization of discount of convertible debentures	114	155	236	427
Net change in other assets and liabilities	(1,308)	697	(1,169)	(484)

	180	3,819	4,381	4,766
Cash flow from discontinued operations	--	(467)	--	(304)

	180	3,352	4,381	4,462

INVESTING ACTIVITIES
Acquisition and development of rental properties	(183)	(3,270)	(655)	(3,536)
Net proceeds from sales of rental properties	--	60,639	--	60,639
Net proceeds from (investment in) properties held
for development and sale	97	(440)	82	(933)
Portfolio investments - acquisitions	(12,295)	--	(12,295)	--
- settlement and sales	15,975	--	21,217	--
Advance to Morguard Corporation (Note 10)	--	--	(20,000)	--
Change in restricted cash	(152)	(1,834)	(126)	(1,857)

	3,442	55,095	(11,777)	54,313
Net proceeds from discontinued operations	--	13,316	--	13,797

	3,442	68,411	(11,777)	68,110

FINANCING ACTIVITIES
Repayment of mortgage principal and bank indebtedness	(499)	(19,576)	(799)	(70,389)
Redemption and repurchase of convertible debentures	--	(26,113)	--	(71,064)
Proceeds of mortgage financing and bank indebtedness	2,932	--	46,932	20,000
Dividends paid	(1,289)	(1,283)	(2,576)	(2,566)
Issue of capital stock	68	--	209	180
Settlement of convertible debentures	(935)	(847)	(1,870)	(1,693)

	277	(47,819)	41,896	(125,532)
Reduction in debt of discontinued operations	--	--	--	(59)

	277	(47,819)	41,896	(125,591)

TOTAL CASH PROVIDED (USED)	3,899	23,944	34,500	(53,019)
Effect of foreign currency translation on cash balances	(1,688)	155	(2,352)	(402)
Cash and cash equivalents at beginning of period	35,637	48,924	5,700	126,444

Cash and cash equivalents at end of period	$ 37,848	$ 73,023	$ 37,848	$ 73,023

Supplemental cash flow information:
Cash interest paid	$ 4,015	$ 3,354	$ 5,600	$ 6,929
Cash income taxes paid	488	60	2,726	120
Cash interest received	1,150	202	1,520	417

During the six months ended June 30, 2002, the Company closed the sale of 109 housing lots and a school site in Guelph, Ontario for $4,329 which was satisfied by mortgages receivable of $3,148 and cash for the balance.

The accompanying notes form an integral part of these financial statements.

REVENUE PROPERTIES COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2003

1.    BASIS OF PRESENTATION

Revenue Properties Company Limited's (“Company”) significant accounting policies as documented in Note 1 of the most recent annual consolidated financial statements have been applied consistently for the six months ended June 30, 2003. These unaudited interim consolidated financial statements do not contain all disclosures required by generally accepted accounting principles for annual consolidated financial statements and should be read in conjunction with the most recent annual consolidated financial statements.

2.    PORTFOLIO INVESTMENTS

The portfolio of marketable securities is carried at the lower of cost plus accrued interest of $170,000 (December 31, 2002: $458,000) and quoted market value. The market value of the portfolio was $20,392,000 at June 30, 2003 (December 31, 2002: $29,830,000).

3.     MORTGAGES AND ADVANCES RECEIVABLE

(in thousands of Canadian dollars)	June 30, 2003	December 31, 2002

Mortgages and notes receivable	$ 678	$2,297
Advance receivable from Morguard Corporation (Note 10)	20,000	--
Advances receivable, non interest bearing	2,815	3,021

	$23,493	$5,318

4.     LONG-TERM DEBT

(in thousands of Canadian dollars)	June 30, 2003	December 31, 2002

Fixed rate mortgages payable on rental properties	$87,873	$44,671

Range of interest rates	6.55 - 8.52%	6.55 - 8.52%
Weighted average interest rate	6.71%	6.72%
Principal payments are due as follows:
2003	$ 1,323
2004	2,574
2005	2,751
2006	4,091
2007	20,815
2008 and subsequent	56,319

	$87,873

5.     CONVERTIBLE DEBENTURES

(in thousands of Canadian dollars, unless otherwise noted)

				Principal amount

Rate	Conversion price	Due date	June 30, 2003	December 31, 2002

6.0%	US$12.74	March 1, 2004	US$17,158	US$17,158

6.0%	$17.17	March 1, 2004	$23,120	$27,068
7.0%	$12.18	December 31, 2006	79,715	79,715

The conversion prices in the table above have been restated to account for the stock consolidation described in Note 6. On July 7, 2003, the Company redeemed all of the 6% series of debentures for cash, as more fully described in Note 11.

6.    SHARE CONSOLIDATION

On June 20, 2003 the issued and outstanding common shares of the Company were consolidated on the basis of seven pre-consolidation for one post-consolidation share. Common shares outstanding for comparative purposes have been restated. Common shares outstanding as at December 31, 2002 were 9,168,898 (64,157,512 before the share consolidation) and at June 30, 2002 were 9,168,065 (64,151,678 before the share consolidation).

Changes in the Company’s issued capital stock during the six months ended June 30, 2003 are as follows:

(in thousands)	Common shares	Common shares Amount

January 1, 2003	9,169	$140,707
Issued on exercise of stock options	42	177
Subscription	3	32

June 30, 2003	9,214	$140,916

7.    INCOME PER SHARE

The following tables set forth the computation of per share amounts:

	Three months ended June 30		Six months ended June 30
(in thousands of Canadian dollars)	2003	2002	2003	2002

(i) Basic income
Income from continuing operations	$ 891	$ 20,031	$ 3,214	$ 27,766
Provision for settlement of convertible debentures	(935)	(846)	(1,870)	(1,692)

Income (loss) from continuing operations available to common shareholders	(44)	19,185	1,344	26,074
Loss from discontinued operations	--	(834)	--	(533)

Net income (loss) available to common shareholders	$(44)	$ 18,351	$ 1,344	$ 25,541

	Three months ended June 30		Six months ended June 30
(in thousands of Canadian dollars)	2003	2002	2003	2002

(ii) Diluted income
Income (loss) from continuing operations available to common shareholders	$(44)	$ 19,185	$1,344	$ 26,074
Imputed interest on liability component of convertible debentures	--	1,240	--	2,779

Diluted income (loss) from continuing operations available to common shareholders	(44)	20,425	1,344	28,853
Income from discontinued operations	--	(834)	--	(533)

Diluted net income (loss) available to common shareholders	$(44)	$ 19,591	$1,344	$ 28,320

	Three months ended June 30		Six months ended June 30
(in thousands)	2003	2002	2003	2002

(iii) Denominator
Weighted average basic shares outstanding	9,211	9,169	9,197	9,156
Unexercised options	13	45	12	42
Effect of convertible debentures	--	8,177	--	8,716

Diluted shares outstanding	9,224	17,391	9,209	17,914

The amounts above have been restated to account for the stock consolidation described in Note 6 above. For the diluted income per share calculations nil common share options (2002: 158,000 common share options) were not included having a weighted average exercise price of nil per share (2002: $12.10) which was in excess of the trading price.

8.    SHARE BASED COMPENSATION

The Company has a stock option plan pursuant to which no more than 6.5 million common shares may be issued at any time. The exercise price of each option equals the market price of the Company's stock on the date of the grant and an option's maximum term is five years. Options vest over a three-year period commencing with the date of grant. The exercise prices range from $3.15 to $10.99 after restatement for the stock consolidation described in Note 6 above.

There have been no share options granted to date in 2003. For share options issued in 2002, if the Company had adopted the fair value based method of accounting for its share option plan, the following changes would have occurred:

	Three months ended June 30		Six months ended June 30
(in thousands of Canadian dollars, except per share amounts)	2003	2002	2003	2002

Increase to pro forma compensation expense	$ 29	$ 29	$ 58	$ 58
Decrease to income per share
Basic	$0.00	$0.00	$0.01	$0.01
Diluted	$0.00	$0.00	$0.01	$0.00

The grant date fair value of options granted during the six months ended June 30, 2002 was estimated using the Black-Scholes option pricing model incorporating the following assumptions: expected dividends of 8 cents per share; expected volatility of 48%; risk-free interest rate of 5.3%; and expected option life of 5 years. As the accounting standard is to be applied to all awards granted subsequent to January 1, 2002, the effective date of the Section, the pro forma disclosure excludes the effect of the awards granted before January 1, 2002.

A summary of the status of the Company’s share option plan as of June 30, 2003 and 2002 and the changes during the periods then ended is presented below. The amounts in the table below have been restated to account for the stock consolidation described in Note 6 above.

	Six months ended June 30, 2003		Six months ended June 30, 2002

(in thousands, except per share amounts)	Shares	Weighted average exercise price	Shares	Weighted average exercise price

Outstanding at beginning of period	201	$ 9.87	177	$ 8.26
Granted	--	--	78	$10.99
Exercised	(43)	$ 4.20	(40)	$ 4.55
Forfeited	(75)	$13.16	(2)	--

Outstanding at end of period	83	$ 9.73	213	$ 9.94

Options exercisable at end of period	60	$ 9.24	134	$10.85

For options outstanding as at June 30, 2003, the range of exercise prices and the weighted average exercise price is as follows:

(in thousands, except per share amounts)	Number of share options- exercisable / total	Weighted average exercise price- exercisable / total	Weighted average remaining life

$3.15 - $3.71	14 / 14	$3.66 / $3.66	2.53 years
$10.99	46 / 69	$10.99 / $10.99	3.70 years

9.    SEGMENTED INFORMATION

Prior to 2003, the Company owned retail and residential properties. By the end of 2002, the Company owned retail and office properties in Canada. On December 31, 2002, the Company acquired two office buildings. Accordingly, office revenues and operating expenses were not reported as a segment in 2002.

	Three months ended June 30, 2003			Three months ended June 30, 2002

(in thousands)	Retail	Office	Total	Retail	Residential	Total

Revenues	$10,947	$1,768	$12,715	$ 9,844	$ 5,370	$15,214
Operating expenses	5,547	641	6,188	4,945	3,966	8,911

Total	$ 5,400	$1,127	$ 6,527	$ 4,899	$ 1,404	$ 6,303

	Six months ended June 30, 2003			Six months ended June 30, 2002

(in thousands)	Retail	Office	Total	Retail	Residential	Total

Revenues	$21,972	$3,567	$25,539	$19,609	$11,361	$30,970
Operating expenses	11,262	1,292	12,554	9,946	8,681	18,627

Total	$10,710	$2,275	$12,985	$ 9,663	$ 2,680	$12,343

10.    RELATED PARTY TRANSACTIONS

Advance to Morguard Corporation

During the six months ended June 30, 2003, the Company advanced $20,000,000 pursuant to a revolving loan agreement on an unsecured basis to Morguard Corporation (“Morguard”), which directly or indirectly owns 80% of the Company’s common shares as at June 30, 2003. The demand loan is interest bearing at the 30-day banker’s acceptance rate plus 175 basis points. Interest earned from the advance was $318,000 for the six months ended June 30, 2003.

Agreement with Morguard Investments Limited

Effective January 1, 2003, the Company entered into a property management and corporate services agreement with Morguard Investments Limited (“MIL”), a subsidiary of Morguard. The Company incurred fees of $458,000 for property management and corporate services for the six months ended June 30, 2003. The Company also reimbursed MIL

$1,046,000 for property-related payroll expenses. The Company had $114,000 owing to MIL included in “Accounts payable and accrued liabilities” as at June 30, 2003.

11.    SUBSEQUENT EVENT

On July 7, 2003, the Company redeemed and cancelled all of its outstanding 6% convertible debentures, which were to mature March 1, 2004. The debentures were redeemed at US$1,021.21 per US$1,000 principal amount, being an amount equal to the principal amount of the debentures plus accrued and unpaid interest. The redemption resulted in a loss of $338,000.

REPORT TO SHAREHOLDERS

On June 20, 2003, Revenue Properties Company Limited (“RPCL” or the “Company”) completed a consolidation of its issued and outstanding common shares on the basis of seven pre-consolidation shares for one post-consolidation share. The seven-for-one consolidation resulted in the Company having 9,214,384 common shares outstanding as at June 30, 2003. Income per share amounts for 2002 have been restated for comparative purposes.

Income from continuing operations for the three months ended June 30, 2003 was $0.9 million (nil cents per share), compared with $20.0 million ($2.09 per share) for the same period in 2002. Income in 2002 included a gain on the sale of The Oaks residential property of $23.9 million.

Income from continuing operations for the six months ended June 30, 2003 was $3.2 million ($0.15 per share) in 2003, compared to $27.8 million ($2.85 per share) in 2002. Income for the six months ended June 30, 2002 was increased by the gain on sale of The Oaks of $23.9 million and a $10.5 million realization of the foreign currency translation account following the repatriation of cash from the US, offset by a $1.0 million non-cash loss on the early redemption of convertible debentures.

Gross profit from rental operations increased by 3.6% to $6.5 million during the quarter, as compared to the second quarter of 2002. The gross profit contributed by the Company’s acquisition of two office properties in December 2002 was offset by a reduction in gross profit resulting from the sale of The Oaks. On a same property basis, gross profit increased 5.3% during the second quarter with all major properties contributing to the increase.

Gross profit from rental operations for the six months ended June 30, 2003 increased 5.2% to $13.0 million due to higher contributions from the retail properties, as compared to the same period in 2002.

General and administrative expenses decreased to $0.7 million for the three months ended June 30, 2003. This represents a 39% decrease to the comparable period in 2002 and reflects various cost containment measures. Interest and other income represent the return realized on portfolio investments, as well as interest earned on loans and advances. As a result of the Company holding certain portfolio investments and liabilities denominated in US dollars, the Company recognized a $2 million foreign exchange loss, reflecting the recent decline in the US dollar.

The primary indicator of performance for management continues to be funds from continuing operations (“FFO”). FFO for the three and six months ending June 30, 2003 were $1.8 million ($3.4 million for the same period in 2002) and $5.9 million ($5.4 million in 2002), respectively. Last year, FFO included a recovery of current income taxes and FFO has been negatively impacted by the foreign exchange loss in the current quarter.

The computation of funds from continuing operations may differ from the methodology utilized by other real estate companies and, therefore, may not comparable to such other real estate companies. FFO is not indicative of the funds available for the Company’s cash needs.

The Company has not acquired any common shares under the Normal Course Issuer Bid to July 31, 2003 while 42,629 stock options were exercised (restated to adjust for the share consolidation).

On July 7, 2003 the Company redeemed the remaining US$17,158,000 of 6% convertible subordinated debentures, which were due to mature in March 2004. The redemption was funded using cash on hand. The redemption resulted in a loss of $338,000.

The Company also announced today that it had declared the third quarterly dividend of 14 cents per common share, payable on September 30, 2003 to shareholders of record on September 15, 2003.

On behalf of the Board of Directors,

"Antony K. Stephens"	"Paul Miatello"
Antony K. Stephens	Paul Miatello
President	Vice-President, Finance

July 29, 2003